
December 17, 2020

Paul Roberts
Interim Chief Executive Officer
Kubient, Inc.
228 Park Avenue South
Suite 72602
New York, NY 10003

      **Re: Kubient, Inc.**
          **Draft Registration Statement on Form S-1**
          **Submitted December 17, 2020**
          **CIK No. 0001729750**

Dear Mr. Roberts:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc:    Marc J. Adesso